Mercedes-Benz Auto Lease Trust 2015-B
Investor Report
Collection Period Ended   30-Nov-2015

Amounts in USD

Dates

Collection Period No.	2			
Collection Period (from... to)	1-Nov-2015	30-Nov-2015		
Determination Date	11-Dec-2015			
Record Date	14-Dec-2015			
Payment Date	15-Dec-2015			
Interest Period of the Class A-1, A-2b Notes (from... to)	16-Nov-2015	15-Dec-2015	Actual/360 Days	29
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Nov-2015	15-Dec-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	272,000,000.00	205,290,047.05	172,067,313.66	33,222,733.39	122.142402	0.632600
Class A-2A Notes	272,500,000.00	272,500,000.00	272,500,000.00	0.00	0.000000	1.000000
Class A-2B Notes	272,500,000.00	272,500,000.00	272,500,000.00	0.00	0.000000	1.000000
Class A-3 Notes	295,000,000.00	295,000,000.00	295,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	150,360,000.00	150,360,000.00	150,360,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,262,360,000.00**	**1,195,650,047.05**	**1,162,427,313.66**	**33,222,733.39**		

Overcollateralization	247,645,517.86	262,564,185.28	264,250,965.63	
Total Securitization Value	**1,510,005,517.86**	**1,458,214,232.33**	**1,426,678,279.29**	
present value of lease payments	532,944,438.27	483,272,603.23	458,370,698.39	
present value of Base Residual Value	977,061,079.59	974,941,629.10	968,307,580.90	

	Amount	Percentage
Initial Overcollateralization Amount	247,645,517.86	16.40%
Target Overcollateralization Amount	264,250,965.63	17.50%
Current Overcollateralization Amount	264,250,965.63	17.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.430000%	71,110.19	0.261435	33,293,843.58	122.403837
Class A-2A Notes	1.000000%	227,083.33	0.833333	227,083.33	0.833333
Class A-2B Notes	0.717000%	157,391.46	0.577583	157,391.46	0.577583
Class A-3 Notes	1.340000%	329,416.67	1.116667	329,416.67	1.116667
Class A-4 Notes	1.530000%	191,709.00	1.275000	191,709.00	1.275000
Total		**976,710.65**		**$34,199,444.04**	

Amounts in USD

Available Funds		**Distributions**	
Lease Payments Received	25,961,018.63	(1) Total Servicing Fee	1,215,178.53
Net Sales Proceeds-early terminations (including Defaulted Leases)	11,345,955.36	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	2,683,548.95	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	5,156.17	(3) Interest Distributable Amount Class A Notes	976,710.65
Excess mileage included in Net Sales Proceeds	45,116.16	(4) Priority Principal Distribution Amount	0.00
Subtotal	39,990,522.94	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	33,222,733.39
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	3,758.29	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	39,994,281.23	(9) Excess Collections to Certificateholders	4,579,658.66
Reserve Account Draw Amount	0.00	**Total Distribution**	**39,994,281.23**
Total Available Funds	**39,994,281.23**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,215,178.53	1,215,178.53	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	976,710.65	976,710.65	0.00
thereof on Class A-1 Notes	71,110.19	71,110.19	0.00
thereof on Class A-2A Notes	227,083.33	227,083.33	0.00
thereof on Class A-2B Notes	157,391.46	157,391.46	0.00
thereof on Class A-3 Notes	329,416.67	329,416.67	0.00
thereof on Class A-4 Notes	191,709.00	191,709.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	976,710.65	976,710.65	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	33,222,733.39	33,222,733.39	0.00
Principal Distribution Amount	33,222,733.39	33,222,733.39	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,775,013.79
Reserve Fund Amount - Beginning Balance	3,775,013.79
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	279.25
minus Net Investment Earnings	279.25
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,775,013.79
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	279.25
Net Investment Earnings on the Exchange Note	
Collection Account	3,479.04
Investment Earnings for the Collection Period	3,758.29

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,510,005,517.86	35,751
Securitization Value beginning of Collection Period	1,458,214,232.33	35,334
Principal portion of lease payments	17,614,921.63	
Terminations- Early	10,228,320.75	
Terminations- Scheduled	2,517,433.93	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,175,276.73	
Securitization Value end of Collection Period	1,426,678,279.29	34,940

Pool Factor	94.48%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.79%	6.79%
Weighted Average Remaining Term (months)	23.96	21.24
Weighted Average Seasoning (months)	11.46	14.19
Aggregate Base Residual Value	1,109,844,215.49	1,083,388,080.57
Cumulative Turn-in Ratio		86.65%
Proportion of base prepayment assumption realized life to date		151.02%
Actual lifetime prepayment speed		0.48%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,425,394,649.07	34,909	99.91%
31-60 Days Delinquent	832,749.43	20	0.06%
61-90 Days Delinquent	426,370.13	10	0.03%
91-120 Days Delinquent	24,510.66	1	0.00%
Total	1,426,678,279.29	34,940	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	692,817.27	21	1,701,747.94	47
Liquidation Proceeds	686,024.03		1,785,019.93	
Recoveries	.00		.00	
Principal Net Credit Loss / (Gain)	6,793.24		(83,271.99)	
Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):				
Current Collection Period	0.006%			
Prior Collection Period	(0.073%)			
Second Prior Collection Period	NA			
Third Prior Collection Period	NA			
Four Month Average	(0.034)%			
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value			(0.006)%	
Average Net Credit Loss / (Gain)			(1,771.74)	

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	13,228,214.14	373	28,863,089.21	764
Sales Proceeds and Other Payments Received	13,678,876.92		30,153,090.37	
Residual Loss / (Gain)	(450,662.78)		(1,290,001.06)	
Residual Loss / (Gain) as % of Average Securitization Value (annualized):				
Current Collection Period	(0.375)%			
Prior Collection Period	(0.679%)			
Second Prior Collection Period	NA			
Third Prior Collection Period	NA			
Four Month Average	(0.527)%			
Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value			(0.085)%	
Average Residual Loss / (Gain)			(1,688.48)	